March 21, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Room 4561
Washington, DC 20549

Attention:        Kathleen Collins, Accounting Branch Chief
                  David Edgar, Staff Accountant

                  Re:      Acies Corporation
                           Form 10-KSB for Fiscal Year Ended March 31, 2005
                           (File No. 000-49724)

Ladies and Gentlemen:

         The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of January 19, 2006 relating to the Annual Report on Form 10-KSB for Fiscal Year Ended March 31, 2005 of
Acies Corporation ("Acies or the Company"), and as a follow-up to the comments relating to the same received by Acies on August 15, 2005 and our response to you dated August 26, 2005, your comments received by Acies on November 7, 2005 and our response to you dated December 5, 2005. This response should be viewed in conjunction with our previous responses.

Attached as an exhibit hereto is a letter from Chase Merchant Services, LLC (nka
Chase Paymentech Merchant Services, LLC, reflecting the recent acquisition of
Paymentech by Chase) ("Chase" or "Chase Paymentech"), dated March 17, 2006 (the
"Chase Letter"), which is intended to provide clarification as to the relationship between Chase, Acies and our merchants, and to affirm the business realities which may not be expressly documented in our agreement.

SEC COMMENT INTRODUCTION:
Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-6

1.    We note your response letters dated August 26, 2005 and December 5, 2005 regarding the Company's revenue recognition policy for merchant services accounts. With regard to this information, please explain the following and although the Staff may refer specifically to the agreement with Chase or Paymentech, your response should address each arrangement, as applicable:

SEC COMMENT 1:
o     Your letter dated August 26, 2005 indicates that the "marketing agreement"
      with Chase Merchant Services is from the standpoint of Chase selling certain services as a vendor to Acies relating to the processing of merchant accounts. The marketing agreement, however, indicates that the decision as to whether to enter into a Merchant Agreement shall be at the sole discretion of Chase. Furthermore, Chase will perform credit reviews of prospective Merchants and can refuse to accept Merchants who do not meet their credit standards. We further note that the Merchant Application and Agreement is signed by the merchant and a representative of Chase
      Merchant Services but not by the Company. Therefore, explain your position that the purpose of the --- marketing agreement is for Chase to sell services to Acies rather than for Acies to market Chase's services to the merchant customers.

ACIES RESPONSE 1:
o     While Chase performs services on behalf of Acies, it is not required to do so for every account for which we ask them to do so. Chases bases its acceptance on credit reviews and other criteria (e.g., merchant's industry code). Should Chase at its discretion decide not to perform such services with respect to any given account, Acies may choose to have another provider of services contract to perform the same services. A Chase requirement for providing services with respect to any merchant is that
      Acies has the merchant sign an agreement with Chase. Please refer to the
      Chase Letter for further clarification.

SEC COMMENT 2:
o     Your August 26, 2005 letter also indicates that the merchant accounts have the characteristics of portability. For example, Acies may change the merchant account's processing platform, or sell the account to a competitor of the Company, which may or may not utilize the same vendor/partners as did the Company for that Merchant account. Please explain how this complies with section 8(c) of the Marketing Agreement, which states "all Merchant Agreements, Merchant accounts and records relating thereto shall be and remain the exclusive property of the Service
      Providers (e.g. Chase Merchant Services). ISO (Acies) acknowledges and agrees that all Merchant Agreements are owned by the Service Providers and may not be transferred, assigned, sold or exchanged by ISO. We note your reference to paragraph 10(b), however, this appears to mean that the
      Company may assign its rights to service the merchant portfolio, however, the actual merchant accounts would remain with the service provider as per paragraph 8(c). Please explain.

ACIES RESPONSE 2:
o     Again, this is a case where the business reality of the relationship is not necessarily spelled out in the form of the agreement. As per the Chase
      Letter, "Subsequent to the end of the Initial Term of the Marketing
      Agreement, Acies has the right to sell, assign or transfer its rights and revenue stream relating to its merchant accounts, provided that in the case of a sale of those rights, Chase Paymentech is given a right of first refusal to purchase those accounts on terms offered by Acies." As the
      Initial Term of the agreement ended in December 2005, this applies to all current and future merchants of Acies for whom we have Chase provide services.

SEC COMMENT 3:

o     Also, your August 26, 2005 letter indicates that at any point in time, and solely at Acies' discretion, Acies may change vendor/partners for any outsourced services. Considering the merchant agreement was signed by the service provider, would the customer be required to sign a new merchant agreement with the new vendor (service provider) designated by the
      Company? Considering the Company does not appear to be a party to the
      Merchant Agreements, where does it state that the Company has the authority to require the merchant to change service providers.

ACIES RESPONSE 3:
o     The Company has no authority to require the merchant to change service providers. Acies would only switch the merchant with the merchant's consent, and to the extent that certain services would be provided to the merchant on behalf of Acies by a third party provider, or in any case where Chase would no longer be the third party provider, the merchant would typically enter into a new agreement. Since merchants may cancel their agreement with notice at any time for any reason, and since Acies is the party which maintains the principal relationships with the merchants, this would facilitate our ability to have services provided to the merchant on our behalf by a different third-party service provider, or by
      Acies in-house, should we choose to not outsource any given service. As an aside, should a merchant choose to cancel its agreement, and switch away from Acies in the process, the merchant is subject to a cancellation fee which goes entirely to Acies.

SEC COMMENT 4:
o     Please explain how the merchant transactions are funded. Tell us what responsibility both the Company and the service provider have in this process. If the merchant accounts are not credited timely or for the correct amount, tell us who is contractually and legally liable to the customers. Tell us how you considered the funding arrangements in determining which party has fulfillment obligations.

ACIES RESPONSE 4:
o     The services performed for the merchant on behalf of Acies, some of which have been outsourced to third parties like Chase, include the fiduciary responsibilities of acting as a clearinghouse for transactions and performing daily settlement services. Should the third-party provider,
      Chase for example, not fulfill those responsibilities, based on its being a party to the merchant agreement, that provider would be contractually liable. It is the position of Acies, since Chase (for example) is paid to perform those services on Acies' behalf, that Chase would and should have full liability for non-performance of such services. Again, however, the business reality is that if the merchant is not being serviced in accordance with the promises made by Acies, the merchant would contact
      Acies to rectify any problems and, should it not be rectified to the merchant's satisfaction, the merchant would probably seek legal remedy from Acies as well as from Chase.

      In addition, in terms of the funding arrangements, as per the Chase
      Letter, "Chase Paymentech collects revenues from merchants for which Acies owns the revenue stream. From these revenues Chase deducts processing and other fees for certain services, such fees based on a predetermined schedule between Acies and Chase Paymentech, without regard to individual merchant agreements or the pricing for any individual merchant. After deducting the fees agreed upon by Acies and Chase Paymentech, the revenue less the aforementioned cost of services is paid to Acies." These fees are paid not only to Chase but to other types of parties as well, as outlined in our response to Comment 6 below.

SEC COMMENT 5:
o     Explain how you considered the funding arrangements and the responsibilities of each party in determining who bears the credit risk in these transactions. For instance, we note in section 6.2 of the Paymentech agreement that Paymentech agrees to be responsible for uncollected merchant debt, except in situations where the Company attributed to the loss due to their negligence.

ACIES RESPONSE 5:
o     As Acies mentioned in our previous responses to you, the type of credit risk to which the Commission refers is initially borne by Acies. Our current business model, however, provides that this is then "outsourced"
      to a third-party provider, e.g., Chase or Paymentech, for a fee. This fee is not bundled with our other costs, and it is not passed on to the merchant. This is a one-time, up-front fee paid by Acies to the provider at the time of a merchant accounts initial acceptance by the provider to limit certain types of risk. It is a kind of "insurance" such that the credit risk is passed on to and borne by the provider. Acies may choose to retain that risk on a merchant-by-merchant basis.

SEC COMMENT 6:
o     Also, explain how the discount fees charged to the merchant customers are paid to both the Company and the service provider. For instance, does the
      Company remit the fees owed to the service provider or does the service provider remit the fees collected from the merchants net of their portion retained?

ACIES RESPONSE 6:
o     The service provider does remit to Acies the fees collected from the merchants net of their portion retained, as well as net of many of our other cost of services, the majority of which are paid on our behalf to a number of different third parties other than the clearinghouse/settlement function providers (e.g., Chase or Paymentech), including: the issuing bank (the bank that issued the credit or debit card to the consumer), and the bankcard associations (e.g., Visa or MasterCard). There is great practicality in having all of the parties who receive transaction-based fees based on fixed pricing schedules paid out of our revenue, with such complex calculations being performed at the same time each period utilizing the same system. This is one of the services that Chase or
      Paymentech provides on our behalf.

SEC COMMENT 7:
o     We further note on page 10 of the Chase Marketing Agreement that all promotional materials used by the Company shall clearly disclose that the
      Merchant Agreement is between the Service Providers and the Merchant. Tell us how this would support the fact that the Company would appear to the merchants to be the primary obligor in these arrangements.

ACIES RESPONSE 7:
o     Acies does make the required disclosures regarding parties to the merchant agreement. This, however, is just one of many factors in the merchant's perception of the relationship. As stated in the Chase Letter, Acies'
      services include but are not limited to: "marketing and application processing; installation and deployment; consultation; and on-going primary customer service." Acies generally has the only in-person contact with the merchants. In addition, Chase states that "Acies negotiates and sets the pricing with respect to any given merchant for the services it renders." Based on the above, and all of the services provided by Acies as detailed in our earlier responses to the Commission, it is logical that the merchant would view Acies to be the primary service provider and the primary point of contact. The Commission's citation is again an example where the business reality does not reflect the conclusions one would draw from reviewing the contracts.

SEC COMMENT 8:
o     Tell us how you considered Example 9 in EITF 99-19 in your analysis as we believe the facts and circumstances in this example are similar to those of the Company.

ACIES RESPONSE 8:
o     While Example 9 in EITF 99-19 is not exactly analogous to the relationship between Acies and its third-party service providers like Chase and
      Paymentech, we will relate our model to that described in the example: o

      Acies is neither exactly like Bank E nor Payroll Processor F in the example, but is more like a hybrid of those two parties. It is stated in the Evaluation section, "The customer views payroll processor F as primarily responsible for its segment of the overall services and views
      Bank E as an agent for Payroll Processor F responsible for billing, an indicator of net reporting. Bank E has no pricing discretion for the fees charged for Payroll Processor F's services, pointing to net reporting by
      Bank E of its portion of the revenue." Merchants view Acies as being responsible for 100% of the overall services, and they view Chase as our bank.

      Acies qualifies for gross reporting under EITF 99-19 Paragraph 9, "The company has latitude in establishing price", as we have indicated and as confirmed in the Chase Letter, wherein Chase states, "Acies negotiates and sets the pricing with respect to any given merchant". EITF 99-19 Paragraph
      10, "The company changes the product or performs part of the service", and
      Paragraph 12, "The company is involved in the determination of product or service specifications", also indicate Acies to be a gross revenue reporter, in that we consult with merchants to determine how to best service their needs, specifying equipment to be placed at the merchant site which is typically owned and installed by Acies, specifying which of the nation's processing platforms would best meet their needs, performing the testing and authorizing the "pulling of the switch" to enable the merchants to process through the solution which was determined by, installed by, priced by and which will be continually serviced by Acies.
      If anything does not work, whether it's hardware or software, the merchant calls Acies, as they are instructed to do and as Chase expects them to do.
      Clearly, Acies is responsible for fulfillment, in the eyes of the merchant and in fact, and should therefore "record revenue gross based on the amount billed to the customer".

      In addition, EITF 99-19 Paragraph 11, "The company has discretion in supplier selection", another indicator of reporting revenue on a gross basis, applies to Acies' choice of partners for providing services on its behalf, which we may elect to have performed by Chase or another third-party provider, or by Acies in house. Lastly, Paragraph 16, "The amount the company earns is fixed...regardless of the amount billed to the customer", is an indicator of net revenue reporting, and applies to Acies'
      third-party service providers like Chase. No matter what pricing arrangement Acies arrives at with a particular merchant, Chase will always earn amounts on a fixed basis as per its pricing schedule with Acies, indicating that Chase "is an agent of the supplier and, therefore, the company should record revenue net based on the amount retained". The amounts retained by Chase correspond to amounts included in Acies' cost of services.

      As we mentioned in our previous correspondence to you regarding this matter, we would appreciate the opportunity to further address the
      Commission's questions and concerns in the clearest possible fashion through a conference call, which would enable an interactive exchange and a mechanism for follow-up questions to be addressed most efficiently. If possible, we would like such a call to be scheduled, as soon as possible, for a time that is most convenient for you.

      Very Truly Yours,

      /s/ Jeffrey A. Tischler
      -----------------------
      Jeffrey A. Tischler
      Chief Financial Officer